UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-303

The Kroger Co. 401(k) Retirement Savings Account Plan

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

THE KROGER CO. 401(K) RETIREMENT

SAVINGS ACCOUNT PLAN

Financial Statements

And

Supplemental Schedules

December 31, 2009 and 2008

With

Report of Independent Registered

Public Accounting Firm

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrative Committee of

The Kroger Co. 401(k) Retirement Savings Account Plan:

We have audited the accompanying statements of net assets available for benefits of The Kroger Co. 401(k) Retirement Savings Account Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at End of Year) and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio

June 28, 2010

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Statements  of Net Assets Available for Benefits

December 31, 2009 and 2008

(In Thousands)

	2009	2008

Assets:
Cash	$482	$206
Investments, at fair value:
Interest in Master Trust	1,267,267	866,193
Participant loans	28,960	23,873

Total investments	1,296,227	890,066

Receivables:
Employer contributions	44,846	42,317
Accrued income	2	7
	44,848	42,324

Total assets	1,341,557	932,596

Liabilities:
Administrative fees payable	207	231

Net assets available for benefits at fair value	1,341,350	932,365

Adjustment from fair value to contract value for interest in Master Trust relating to investment contracts	(5,743)	11,154

Net assets available for benefits	$1,335,607	$943,519

See accompanying notes to financial statements.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

(In Thousands)

	2009	2008
Additions:

Participant contibutions	$135,914	$119,603
Employer contibutions	112,285	97,060

Investment income (loss) - participation in Master Trust	194,099	(287,647)
Interest income	1,612	1,757

Deductions:
Transfer from (to) other plan	6	(27)
Benefits paid to participants	(51,275)	(56,919)
Administrative expenses	(553)	(660)

Net increase (decrease)	392,088	(126,833)

Net assets available for benefits:
Beginning of year	943,519	1,070,352

End of year	$1,335,607	$943,519

See accompanying notes to financial statements.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Notes to Financial Statements

1.                Description of Plan:

The following description of The Kroger Co. 401(k) Retirement Savings Account Plan (Plan) provides only general information.  Participants should refer to the plan document for a more complete description of Plan provisions.

General

The Plan, which began January 1, 2007, is sponsored by The Kroger Co., an Ohio corporation, and its wholly-owned subsidiaries (collectively the Company).  The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, have been employed 30 days, and have completed 72 hours of service within the 30-day period, excluding those employees eligible to participate under another defined contribution pension plan or defined benefit pension plan sponsored by the Company.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Employee

Subject to certain limits, participants may contribute up to 75% of compensation per pay period to the Plan.  It is at the discretion of participants to modify and direct investments.  Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50.  Participants are also permitted to deposit into the Plan distributions from other qualified plans.

Employer

The employer will credit the participant’s account with a match and/or an automatic contribution if the participant meets the eligibility requirements.  The matching contribution is 100% of the first 3% of the participant’s plan compensation contributed as a salary redirection contribution, plus 50% of the next 2% of the participant’s plan compensation contributed as a salary redirection contribution.  At the end of each plan year, the employer will, if necessary, make a “true-up” matching contribution in the first quarter of the following year.  Subject to certain limits, the Company also pays an automatic contribution of 1% or 2% based on the participant’s years of vesting service.

Participant Accounts

Each participant account is credited with the participant contribution, matching contribution (if any), automatic contribution, and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All employee contributions, employer matching contributions, transferred accounts, and rollover accounts are fully vested at all times.  The participant’s vested interest in all automatic contributions, if any, will be determined based upon the participant’s years of vesting service with the employer.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors.  At termination, those participants with a balance of less than or equal to $1,000 will receive a single lump sum distribution.  Absent specific elections by the participant, those with balances greater than $1,000 and less than or equal to $5,000 shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.  Those with balances greater than $5,000 may elect to leave their funds in the Plan or choose other options.  Participants are entitled to benefits beginning at normal retirement age (generally age 65).  Benefits are recorded when paid.  Unclaimed benefits are forfeited and are applied to pay Plan expenses.  Forfeited unclaimed benefits are restored if a participant later establishes a valid benefit claim.

Participant Loans

The Plan permits participants to borrow from their vested account less all vested automatic contributions.  The maximum amount that may be borrowed is the lesser of $50,000 or 50% of the vested balance of the account.  Loan terms range from 1 - 4 years or up to 6 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.0%.  The rate is changed quarterly and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter.  Principal and interest are paid through periodic payroll deductions.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.                Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Master Trust

The investments of the Plan, along with investments of other plans of The Kroger Co. and its subsidiaries, are located for investment purposes in a master trust pursuant to an agreement dated July 1, 2004 (the Master Trust), between Bank of America N.A., as successor in interest to Merrill Lynch & Co., FSB, the trustee, and the Company.

Investment valuation and income recognition

The Plan’s investments within the Master Trust are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 8 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.  Gains or losses on sales of securities are based on average cost.  Dividends are recorded on the ex-dividend date.  Income from other investments is recorded as earned.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan.  The Plan invests in investment contracts through The Kroger Defined Contribution Plan Master Trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the trustee and management fees.  Any expenses that are unable to be allocated to participants are paid by the Company.

Subsequent events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through the date on which the financial statements were available to be issued.

3.                Transfers:

During 2009 and 2008, participant balances of approximately $6,000 and $(27,000), respectively, were transferred from (to) The Kroger Co. Savings Plan.

4.                Investments:

The Plan provides for participant directed investments into common stock of The Kroger Co., mutual funds, collective trusts, stable value funds, and certain retirement date funds, through the investment in the Master Trust.  Investments that represent 5% or more of the Plan’s net assets as of December 31, 2009 and 2008 are as follows (in thousands):

	2009	2008
Interest in Master Trust, at fair value	$1,267,267	$866,193

Included in investment income from the Plan’s participation in the Master Trust is appreciation (depreciation) from investments bought sold and held during the year of $182,841 and $(301,913) for the years ended December 31, 2009 and 2008, respectively.

5.               Nonparticipant-Directed Investments:

Investments in The Kroger Co. common stock within the Master Trust are generated from participant-directed contributions and Company matching contributions. Employee and employer amounts invested in The Kroger Co. common stock cannot be separately determined, but can be invested in other investment option at any time at the election of the employee. Investments in The Kroger Co. common stock are considered nonparticipant-directed for disclosure purposes.

The information about the net assets and the significant components of the changes in net assets relating to the Plan’s portion of nonparticipant-directed investments in The Kroger Co. Common Stock Fund (Fund) within the Master Trust is as follows (in thousands):

	2009	2008
The Kroger Co. Common Stock
Year-end holdings	$111,874	$133,798

Change in net assets in the Plan’s portion of the Fund within the Master Trust related to The Kroger Co. Common Stock (in thousands):

[all cash basis amounts except for net appreciation (depreciation)]

	2009	2008

Participant contributions	$6,753	$5,062
Employer contributions	4,645	3,176
Dividends	1,948	1,701
Loan interest	76	58
Net depreciation	(30,218)	(22)
Distributions to participants	(4,093)	(5,998)
Administrative expenses	(30)	(27)
Transfers to other funds, net	(1,005)	(3,373)

	$(21,924)	$577

6.     Investment Contracts:

The Master Trust holds several synthetic investment contracts which are managed by investment fund managers.  The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero.  All Plans have an undivided interest in each investment contract.  The investment contracts are fully benefit-responsive.  A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan.  Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or plan changes, breach of material obligations under the contract or misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The following information relates to the Master Trust interest in investment contracts (in thousands):

	2009	2008

Contract value	$1,040,677	$1,045,702
Fair value	$1,066,553	$994,165
Crediting interest rate range	.1% to 7.0%	.2% to 6.4%
Current crediting rate	4.31%	4.16%
Average yield	4.08%	4.27%

The crediting interest rate range for the investment contracts is based upon the contract rate or a predetermined formula that factors in duration, market value, and book value of the investment.  Certain of the crediting rates are adjusted quarterly.  The minimum crediting interest rate for these investments is zero.

7.                Master Trust (in thousands):

The following is financial information with respect to the Master Trust:

December 31, 2009 and 2008 investment holdings (at fair value):

	2009	2008

The Kroger Co. Common Stock	$916,615	$1,190,601
Mutual Funds	598,526	432,128
Cash and cash equivalents	143,963	146,264
Fixed maturity synthetic guaranteed investment contracts	145,460	194,489
Constant duration synthetic guaranteed investment contracts	777,130	653,412
Collective Trusts	351,057	267,795
Retirement Date Funds	722,280	376,190

	$3,655,031	$3,260,879

Net investment income (loss) of the Master Trust for the year ended December 31, 2009 and 2008 was $178,690 and $(597,682), respectively.  Included in these amounts are dividends of $59,016 and $74,594 at December 31, 2009 and 2008, respectively.

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

As of December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was 34.67% and 23.70%, respectively.  The Master Trust allocates individual assets to each plan participating in the Master Trust arrangement.  Therefore, the investment results of the Plan may not reflect its proportionate interest in the Master Trust.

8.                Fair Value Measurements:

For financial statement elements currently required to be measured at fair value, Generally Accepted Accounting Principles define fair value and establish a framework for measuring fair value and disclosing the fair value measurements utilized. The standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

Generally Accepted Accounting Principles establish a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•     Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•     Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•     Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2009 and 2008.

•     Cash and cash equivalents: The carrying value approximates fair value.

•     Common Stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•     Mutual Funds: The fair values of these securities are primarily based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•     Guaranteed Investment Contracts: The investments include cash and cash equivalents, fixed maturity guaranteed investment contracts (GICs) and constant duration GICs. The fair value of the investments are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates. Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers.

•     Collective Trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV) provided by the manager of each fund.  The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding.  The NAV’s unit price is quoted on a private market that is not active.  However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund.  There are no restrictions on redemptions from these funds.

•     Retirement Date Funds: Retirement date funds are made up of investments in mutual funds, custom funds, and collective trusts, and are valued in a manner consistent with that described above for Mutual Funds and the Interest in Master Trust.

•     Participant Loans: Participant loans are valued at their outstanding amortized balances, which approximate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of investment securities will occur in the near term and, that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

While all the investments of the participating plans are deemed part of the Master Trust, each plan does maintain a separate accounting of its share of the investments in the Master Trust, which is reflected below.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	(in thousands)
	Assets at Fair Value as of December 31, 2009 Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Interest in Master Trust:	$1,267,267
Common Stock:
Kroger Common Stock		$111,874
Mutual Funds:
Large Cap Fund		154,201
Balanced Fund		39,374
Non US/Global Stock		75,798
Cash and cash equivalents		31,953
Fixed maturity GICs			$32,285
Constant duration GICs			172,484
Collective trusts:
Large Cap Fund			119,508
Retirement Date Funds:
Balanced Fund			529,790
Participant Loans	28,960			$28,960

Total investments	$1,296,227	$413,200	$854,067	$28,960

The GICs shown above include wrap contracts, the fair value of which is immaterial.

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2009, a reconciliation of the beginning and ending balances is as follows (in thousands):

Participant
Loans
Beginning balance, January 1, 2009	$23,873
Issuances, maturities and settlements, net	5,087

Ending balance, December 31, 2009	$28,960

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	(in thousands)
	Assets at Fair Value as of December 31, 2008 Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Interest in Master Trust	$866,193
Common Stock		$133,798
Mutual Funds		186,081
Cash and cash equivalents		31,708
Fixed maturity GICs			$42,130
Constant duration GICs			141,330
Collective trusts			82,799
Retirement Date Funds			248,347
Participant Loans	23,873			$23,873

Total investments	$890,066	$351,587	$514,606	$23,873

The GICs shown above include wrap contracts, the fair value of which is immaterial.

For loans to participants measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2008, a reconciliation of the beginning and ending balances is as follows:

Participant
Loans
Beginning balance, January 1, 2008	$20,860
Issuances, maturities and settlements, net	3,013

Ending balance, December 31, 2008	$23,873

9.               Income Tax Status:

The Plan does not currently have a determination letter from the Internal Revenue Service.  The EIN for the Plan ends in “0”.  Therefore the plan is on cycle E in regards to applying for a determination letter from the Internal Revenue Service.  Thus, the application cannot be sent until 2/1/2010 at the earliest and 1/31/2011 at the latest.

10.   Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

11.  Related-party and Party-in-interest Transactions (in thousands):

The Plan’s portion of its interest in the Master Trust included $111,874 and $133,798 of The Kroger Co. common shares at December 31, 2009 and 2008, respectively, at fair value.

The Plan purchased 2,589 and 3,401 shares of The Kroger Co. common shares at a cost of     $56,756 and $90,519 in 2009 and 2008, respectively, through its interest in the Master Trust.

The Plan sold 2,175 and 3,296 shares of The Kroger Co. common shares for $47,803 and $89,253 with a realized loss of $(451) and a realized gain of $6,049 in 2009 and 2008, respectively, through its interest in the Master Trust.

Bank of America, N.A. and Merrill Lynch provide recordkeeping and investment management services to the Plan.  Therefore, transactions with Bank of America, N.A. and Merrill Lynch qualify as party-in-interest transactions.

12.  Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	2009	2008

Net assets available for benefits per the financial statements	$1,335,607	$943,519

Adjustment from contract value to fair value for investments in Master Trust	5,743	(11,154)

Net assets available for benefits per the Form 5500	$1,341,350	$932,365

Net investment gain (loss) from master trust investment accounts on the Form 5500 will also reflect these adjustments.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

EIN: 31-0345740     Plan Number: 010

Schedule H, Part IV, 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

(In Thousands)

			(e)
	(b),(c)	(d)	Current
(a)	Investment description	Cost	value

	Interest in Master Trust ***	**	$1,267,267

*	Participant loans, 5.5% to 11.0%, 1-6 year maturities	—	28,960

			$1,296,227

*	Indicates party-in-interest to the Plan.
**	Cost of assets is not required to be disclosed as investment is participant directed.
***	Investment includes both participant and nonparticipant directed investments.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

EIN: 31-0345740     Plan Number: 010

Schedule H, Part IV, 4j - Schedule of Reportable Transactions

Year Ended December 31, 2009

(In Thousands)

(a)					(h)
Identity		(c)	(d)	(g)	Fair Value on	(i)
of Party	(b)	Purchase	Selling	Cost of	Transaction	Net
Involved	Description of Asset	Price	Price	Asset	Date	Gain/(Loss)

Reporting Criterion III	Any series of transactions within the Plan year involving securities of the same issue that, when aggregated, involves an amount in excess of five percent of the current value of Plan assets.

* The Kroger Co.	The Kroger Co. Common Stock	$56,756	—	$56,756	$56,756	—

* The Kroger Co.	The Kroger Co. Common Stock	—	$47,803	$48,254	$47,803	$(451)

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2010
THE KROGER CO. 401(k) RETIREMENT
SAVINGS ACCOUNT PLAN

	By:	/s/ Paul Heldman
Paul Heldman
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Registered Public Accounting Firm